March 15, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 693-7332.

Dennis A. Klejna
Refco Group Ltd., LLC
One World Financial Center
200 Liberty St., Tower A
New York, NY 10281

Re:	Refco Group Ltd., LLC/Refco Finance Inc.
	Form S-4 amended March 11, 2005
	File No. 333-119701


Dear Mr. Klejna:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates
Identifiable Intangible Assets - page 71

1. We refer to prior comment 1 and your response thereto. In your response, you state that the co-branded REFCO/MacFutures trade name was valued at $4 million based on the revenues of your MacFutures business, with the business marketed under the combined REFCO/MacFutures trade name. Your determination to assign a fair value of $0 to the MacFutures trade name is inconsistent with your assertion that as of August 5, 2004 you intended to continue the use of the MacFutures trade name in the form of co-branding. We therefore believe that the step-up of your MacFutures trade name on August 5,
2004 and subsequent impairment charge should have been calculated as follows:

Predecessor basis (42.8% x $1,060,000)
453,680
Fair value basis (57.2% x $4,000,000)
2,280,000

2,733,680

Supplementally provide us with a SAB 99 analysis and your conclusions regarding the materiality of this change on your financial statements for the periods ended November 30, 2004.

2. Supplementally explain how you determined that the competitive nature of your industry is consistent with an indefinite-lived trade name, and explain the type of evidence you obtained to support this
assertion.  In addition, explain how you considered your risk factors
when making this determination. Specifically reconcile your determination with the following risk factor discussed on page 20
-
"We face intense competition from other companies, and if we are not able to successfully compete with them, our business may be harmed."

Consolidated Interim Financial Statements
Note A - Organization - page F-43

3. We refer to prior comment 6 and the revisions that you made on page F-45. It is still not clear how certain elements of your purchase price allocation were determined. Please revise to address the following:

* It is unclear how your purchase price allocation resulted in the creation of "excess cash." Please revise to explain.

* The fair value of your accounts payable, accrued expenses and other liabilities differs from your predecessor basis. However, it does not appear that you have calculated the successor basis of these amounts using the partial step-up method. Please revise your calculation of successor basis or explain why a partial step-up in basis was not performed for these liabilities.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, at (202) 942-1816 if you have questions regarding comments on the financial statements and related matters.  You may contact Christian Windsor, Staff Attorney, at
(202)
942-1974 or me at (202) 942-1779 any other questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (212) 310-8007
Todd R. Chandler, Esq.
Alexander Lynch, Esq.
Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
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Refco Group Ltd., LLC
Dennis A. Klejna
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